STEVEN D. TALBOT, P.S.
Lawyer
2101 NE 129th Street, Suite 213
Vancouver, WA 98686
360-816-8518 Phone
360-816-8503 fax

December 3, 2013

Kathleen Collins, Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street
Washington, DC 20549

RE:          EC Development, Inc. (f/k/a eNucleus, Inc.)
Form 10-K for the Fiscal Year ended December 31, 2011 Filed April 6, 2012
Form 10-Q for the Quarter Ended September 30, 2012 Filed November 14, 2012
File No. 000-14039

Dear Ms. Collins:

With respect to your comment letter issued March 13, 2013, the receipt of which is acknowledged by the EC Development, Inc. (the “Company”), I have conferred with the Company regarding the obligation to respond.  The Company has experienced a significant reduction of cashflow in the beginning of 2013 with the following results: the Company has not been able to meet its obligations to its independent auditors and, as a result, was unable to receive the auditor’s report and audit of its 2012 financials; the Company was unable to file its annual report under Form 10K; the Company has not had funds available to meet other disclosure obligations; and has, as a consequence, “gone dark” while it arranges for additional financing.  We are writing in response to your letter of November 18, 2013 advising that we would have to respond by December 3, 2013.

We respectfully request that we be allowed until January 10, 2014 to make arrangements with our current auditors so that a response, which must come from them or at least be issued with their advice and consent, can be filed by that time.  We further request that we be allowed until that time to file Current Reports under Form 8-K advising of the cashflow situations and other details for the Company while we make arrangements to resume our reporting obligations.

If it would be acceptable, we are prepared to respond to those questions in the previous comment letter that do not require an answer by the auditor.  Those other answers could be filed immediately but the answers requiring consultation with the auditor will have to wait until the Company has sufficient funds to resolve the outstanding invoice before they will assist us (with disclosure of this situation which involves the Company’s cashflow but no disagreement with the auditors, to be made as well)  We respectfully request that the Securities and Exchange Commission not close this file nor publicly release this information until the Company has had an opportunity to meet the proposed timing and obligations.

Respectfully submitted,

STEVEN D. TALBOT, P.S.

Steve Talbot, Esq.
Counsel to EC Development, Inc.